EXHIBIT 99.1

Banro Corporation

PRESS RELEASE

BANRO’S PRELIMINARY ASSESSMENT OF ITS NAMOYA HEAP
LEACH GOLD PROJECT INDICATES ANNUAL PRODUCTION OF
124,000 OUNCES AT AVERAGE TOTAL CASH COSTS OF US$359
PER OUNCE OVER THE 7 YEAR MINE LIFE

TORONTO, January 24, 2011 - Banro Corporation ("Banro" or the "Company") (NYSE AMEX - "BAA"; TSX - "BAA") is pleased to announce completion of a Preliminary Assessment of its Namoya heap leach project, located on the Twangiza-Namoya gold belt in the Democratic Republic of the Congo (the "DRC").

Highlights include:

●	Average annual production of 124,053 ounces of gold per annum over 7 year mine life.
●	Average total cash operating costs (including royalties) of US$359/oz with initial two year’s production of 266,500 oz averaging US$304/oz.
●	Initial capital costs of US$118.2 million and ongoing capital of US$15.1 million.
●	Post tax NPV of US$270 million based on a 10% discount rate and a gold price of US$1,100 per ounce.
●	Post tax IRR of 62.6%, with a one year payback on project capex from the start of production.
●	Project net cash flow after tax and capital spending of US$472 million.

The Preliminary Assessment has been prepared with input from a number of independent consultants including SRK Consulting, Cardiff (mining and environmental), SGS Lakefield, Johannesburg (metallurgical testwork), Kappes Cassiday and Associates in Reno, Nevada (heap leach metallurgical testwork), AMEC, London (heap leach pads and ponds) and SENET, Johannesburg (processing and infrastructure). SENET also undertook the preliminary economic valuation and report compilation.

“The positive results of this study highlight the economic benefits of advancing Namoya using heap leach as an initial phase of mining the Namoya deposit, which would essentially double the gold production expected to be generated by Twangiza’s Phase I project within a year to around 250,000ozs per annum.” said Simon Village, Banro’s Chairman.  “It is envisaged that Banro would fully fund Namoya through cash-flows generated by Twangiza Phase I. The combined cash-flows of both Twangiza and Namoya would then allow the Company to fund the hydro-electric plant which is required to support the larger expansion of the proposed 5Mtpa Twangiza Phase II project.  This expansion would result in Banro being able to target production of up to 500,000ozs per annum, which reflects the 5 year growth path for the Company. For now, though, our focus is to successfully deliver on Twangiza Phase I and complete the necessary work to prepare the Namoya project for development in Q1 2012, and production some 12 months thereafter.”

Cautionary Statement:
The Preliminary Assessment is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves.  There is no certainty that the conclusions reached in the Preliminary Assessment will be realized.  Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

This Preliminary Assessment follows on from the 2007 Preliminary Assessment of Namoya which assumed a CIL (carbon-in-leach) only processing route for the Mineral Resources.  This current Preliminary Assessment, which assumes a heap leach only processing route, was undertaken to assess a lower capital cost alternative to the previous CIL option.

Namoya Project Overview
The Namoya project, which is 100% wholly-owned by Banro, is situated at the south-western end of the Twangiza-Namoya gold belt in the Maniema Province of the eastern DRC and covers an area of 174 square kilometres.  Exploration commenced in December 2004 and to date, 209 diamond drill holes have been completed together with extensive re-sampling of old mine adits along the 2.5 kilometre long, northwest trending mineralized zone which hosts the four main deposits of Mwendamboko, Kakula, Namoya Summit and Muviringu. Exploration including drilling is continuing to assess the current prospects as well as a number of new prospects on the Namoya project.

Mineral Resources
The Namoya project's attributed Mineral Resources (which are set out in the following table) have been derived from resource drilling and assays received before October 10, 2010.  These Mineral Resource estimates were prepared in accordance with National Instrument 43-101 based on information compiled by Banro's Vice President, Exploration, Daniel Bansah, who is a "qualified person" as such term is defined in National Instrument 43-101.  Independent consultants, SRK Consulting (UK) Ltd. (“SRK”), determined in a report prepared for Banro in March 2009 that all fieldwork undertaken at Namoya by Banro between 2004 and 2009 was compliant with National Instrument 43-101 and provided updated Mineral Resource estimates for Namoya (reference is made to Banro’s March 11, 2009 press release).  Following a closed space shallow core drilling and sampling of the regolith material, Banro undertook updated in-house Mineral Resource estimates for Namoya, which are set out in the table below.  At a cut-off grade of 0.4 g/t gold, there is 26% less material but with 17.5% higher grade, resulting in 4% less gold content in this in-house model relative to the previous SRK 2009 estimates.  The higher grade but lower tonnage of the in-house model relative to the previous SRK model is a function of tighter wireframe modeling of the mineralization.  This has resulted in higher grades particularly in the Inferred model.

Namoya Mineral Resources (effective date: January 24, 2011)
	Measured			Indicated			Inferred
	Tonnes	Au (g/t)	Ounces	Tonnes	Au (g/t)	Ounces	Tonnes	Au (g/t)	Ounces
Oxide	2,860,847	3.03	279,064	4,726,560	1.99	302,544	3,021,195	1.54	149,448
Transitional	1,409,819	2.20	99,905	3,163,990	2.44	248,460	2,511,713	1.85	149,388
Fresh rock	-	-	-	2,414,945	2.68	208,332	3,419,254	2.22	244,290
Total	4,270,666	2.76	378,969	10,305,495	2.29	759,336	8,952,162	1.89	543,126

(Using a 0.4 g/t Au cut-off).

Mine Plan
SRK reviewed Banro’s Mineral Resource estimates as set out above and determined the underlying model to be fit for the purposes of this Preliminary Assessment given that classification boundaries do not affect the Preliminary Assessment and that an open pit constraint is applied in the Preliminary Assessment process; however some recommendations are proposed going forward.

SRK undertook a mine plan based on Banro’s Measured, Indicated and Inferred Mineral Resources delineated to date as set out above.  Pit optimizations were undertaken on the four principal deposits at Namoya based on the following parameters:

Gold price: …...……………...US$1,000 per ounce
Diesel fuel price: ……………US$1.20/litre
Mining dilution: ………….....5% at zero grade
Mining recovery: …………...95%
Pit slopes: …………………...minus 40 to 50 degrees
Metallurgical recovery: ……Oxides (86%), Transitional (84%)

The following Mineral Resources for the oxide and transitional material were determined to be contained in an engineered pit design, optimum for owner operated mining:

Namoya Open Pit Mineral Resources (Oxide and Transitional Material Only)
Year	1	2	3	4	5	6	7	Total
Ore (x1,000t)	1,991	2,000	2,000	2,001	2,000	2,001	1,236	13,230
Grade (g/t)	2.60	2.23	2.04	2.27	1.95	2.07	3.25	2.29
Waste (x1,000t)	3,291	3,757	6,046	7,574	8,855	7,981	3,096	40,600
Strip Ratio	1.65	1.87	3.00	3.78	4.42	3.99	2.5	3.07

Low Grade Ore(x1,000t)	30.6	50.1	39.2	27.7	42.6	47.7	11.3	249.2
Grade	0.42	0.43	0.46	0.54	0.52	0.55	0.61	0.49

Total Tonnage to Plant (x1,000t)	1,991	2,000	2,000	2,001	2,000	2,001	1,485	13,479
Grade	2.60	2.23	2.04	2.27	1.95	2.07	2.79	2.26

Economic open pit cut-off grades are estimated at 0.46 g/t Au for oxide and 0.67 g/t Au for the transitional materials.

The mine schedule proposes the sequential mining of oxides and transitional ores from the open pits. Low grade stockpiles will also be processed at the end of the mine.

Processing

Previous metallurgical testwork, including recovery and comminution studies, has been completed for the Namoya oxide, transitional and fresh rock (sulphide) ore categories by SGS Lakefield in Johannesburg. These results indicated that excellent metallurgical recoveries, averaging 93.6% for oxides, 93% for the transitional and 92.6% for the fresh rock for a gravity and CIL plant, could be achieved for the low to medium competency ores. For the heap leach testwork, two bulk samples of oxide and transitional material were submitted to Kappes Cassiday and Associates in Reno, Nevada. These results demonstrated high metallurgical recoveries at minus 10mm crush with moderate to low cement requirements for heap stability and percolation. Based on this testwork, SENET estimated final metallurgical recoveries for a heap leach operation to average 86% for the oxides and 84% for the transitional ore types.

SENET scoped a 2.0MTPA heap leach processing facility with an up-front, three stage crushing system to produce minus 10 millimetre material which will be agglomerated and transported and stacked on a permanent leach pad via a series of conveyors. The mine site terrain at Namoya is well suited for a heap leach facility with the gentle slopes away from the small range of hills that contain the four pits, favourable for the location of leach pads and ponds.

The proposed mine processing plant production schedule is as follows:

	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Total
Tonnes processed (x1,000 t)	1,991	2,000	2,000	2,000	2,001	2,002	1,485	13,479
Grade (g/t Au)	2.60	2.23	2.04	2.27	1.95	2.07	2.79	2.26
Met. Recovery (%)	86	86	85.7	85.6	85.3	84.9	84	85.4
Production (oz)	142,953	123,556	112,619	124,938	106,838	113,299	111,867	836,070
Total Cash Costs (US$/oz)	281	330	382	369	449	419	309	359

Power

The total installed power for the mine is estimated at 4 MW and will be provided by diesel generators.

Capital Costs and Infrastructure

The following table summarizes expected capital costs for the Namoya project as projected by the independent consultants and includes preliminary discussions with equipment providers, and also knowledge gained from current projects in Africa including Banro’s Twangiza project where SENET is the overall EPCM contractor.

Mining	US$ million
Plant & Equipment	15.27
Haul Roads	1.96
Facilities	1.81
Sub Total	19.04

Process Plant
Machinery & Equipment	7.00
Earthworks and Civil	5.56
Platework, Structural & Piping	4.43
Electrical & Instrumentation	2.10
Heap Leach Aggl. & Stacking Equip.	8.14
Heap Leach Pads & Ponds	5.76
Transportation	4.69
Sub Total	37.68

Infrastructure
Power Plant & Fuel Farm	3.14
Buildings and Accommodation Facilities	5.29
Off Site Access Road	8.83
Vehicles and Mobile Plant	1.87
Transportation	1.20
Other	3.13
Sub Total	23.46

Owner's Pre-Production Costs	3.04

EPCM	9.55

Other (compensation, plant pre-prod., insurances)	7.17

Working Capital	5.19

Contingency	13.11

Total Project Initial Capital Costs	118.24

Ongoing Capital	15.1

Operating Costs

The following total life of mine cash operating costs were determined and incorporated into the financial analysis:

	Ore Tonne	Ore Tonne
	(US$/tonne)	(US$/ounce)
Mining	10.03	161.66
Processing	8.10	130.62
G & A	3.14	50.61
Royalty & Refining Costs	0.99	16.00
Total	22.26	358.89

Project Economics and Financial Analysis

SENET has produced a cash flow valuation model for the Namoya project based on the geological and engineering work completed to date using diesel generating power and with owner mining. The financial model also reflects the favourable fiscal aspects of the Namoya project’s Mining Convention, which includes 100% equity interest and 10 year tax holiday from the start of production. An administrative tax of 5% for the importation of plant, machinery and consumables, a 1% royalty on gold sales and a 4% community net profits tax have been included in the projected capital and operating costs. The Base Case was developed using a long-term gold price of US$1,100 per ounce.

Calculated sensitivities show the significant upside leverage to gold prices and robust nature of the projected economics to operating assumptions.

Gold Price Sensitivities
Gold Price	IRR		NPV (US$ M)
US$/oz	(%)	5%	10%	15%
1,000	54.1%	289	216	163
1,100	62.6%	355	270	207
1,200	70.6%	421	324	251

Other Sensitivities
Capital Costs
- 10%	69.4%	368	282	218
+ 10%	56.8%	342	258	195

Operating Costs
- 10%	65.3%	379	289	222
+ 10%	59.8%	331	251	191

The above financial analysis does not take into account ongoing exploration, feasibility, financing or interest costs.

Other Scoping Scenarios

Scoping project economics and financial analysis were also run on a number of other scenarios with the following results:

Contract Mining Heap Leach Scenario

●	Total processed oxide and transitional ores of 12.2 million tonnes grading 2.31g/t (908,000 oz)
●	Life of mine gold production of 776,600 ounces of gold

●	Average annual production of 127,000 ounces of gold per annum over 6.1 year mine life.
●	Initial capital costs of US$106 million and ongoing capital of US$9 million
●	Average total cash operating costs of US$463 per ounce
●	NPV of US$244 million based on a 10% discount rate and gold price of US$1,100 per ounce.
●	Project IRR of 66.7%, with a 1 year payback on project capex from the start of production.
●	Project net cash flow after tax and capital spending of US$408 million.

Combined Owner Mining Heap Leach and 0.5 MTPA CIL(carbon-in-leach processing)

Pit optimisations were also run on the oxide, transitional and fresh rock ores and a combined heap leach and a 0.5 MTPA CIL processing plant added to process the fresh rock ores as well as the higher grade oxide and transitional ores. Results for this scenario are as follows:

●	Total processed oxide, transitional and fresh rock ores of 15.1 million tonnes grading 2.36 g/t (1,146,000 oz)
●	Life of mine gold production of 996,000 ounces
●	Average annual production of 132,000 ounces of gold per annum over 7.5 year mine life.
●	Initial capital costs of US$163 million and ongoing capital of US$21 million
●	Average total cash operating costs of US$387 per ounce
●	NPV of US$314 million based on a 10% discount rate and gold price of US$1,100 per ounce.
●	Project IRR of 55.1%, with a 1.3 year payback on project capex from the start of production.
●	Project net cash flow after tax and capital spending of US$557 million.

Combined Contract Mining Heap Leach and 0.5 MTPA CIL(carbon-in-leach processing)

Pit optimisations were also run on the oxide, transitional and fresh rock ores and a combined heap leach and a 0.5 MTPA CIL processing plant added to process the fresh rock ores as well as the higher grade oxide and transitional ores using contract mining. Results for this scenario are as follows:

●	Total processed oxide, transitional and fresh rock ores of 13.4 million tonnes grading 2.38 g/t (1,027,000 oz)
●	Life of mine gold production of 879,000 ounces
●	Average annual production of 131,000 ounces of gold per annum over 6.7 year mine life.
●	Initial capital costs of US$146 million and ongoing capital of US$9 million
●	Average total cash operating costs of US$481 per ounce
●	NPV of US$242 million based on a 10% discount rate and gold price of US$1,100 per ounce.
●	Project IRR of 54.6%, with a 1.2 year payback on project capex from the start of production.
●	Project net cash flow after tax and capital spending of US$414.5 million.

Accessibility and Transport

SENET has undertaken preliminary analysis of access routes to the Namoya project for plant and equipment as well as ongoing production materials and consumables. Access to Bukavu is available predominantly via tar road from the port of Mombasa in Kenya. From Bukavu, it is proposed to use the N5 road to Uvira/Fizi and then upgrade the secondary road to Namoya.

Environmental and Social Aspects

Data collection and reporting for the pre-feasibility environmental and socio-economic baseline study at Namoya by SRK Consulting were  largely completed by the end of 2009. Going forward, these will be updated as well as the water studies which remain to be finalised.

Project Opportunities

Banro is actively pursuing a number of alternatives for enhancing and increasing the economics and financial returns relating to the Namoya project.  These include delineating additional resources from the known deposits as well as from a number of new prospects.

Development Timetable

Based on the results of this Preliminary Assessment, Banro will now commence a full feasibility study on Namoya for completion by the end of 2011.  This will  involve additional exploration including drilling to further increase the Mineral Resources,  pit optimizations and engineering studies including the incorporation of further bulk metallurgical testwork and geotechnical investigations.  Banro will also complete the additional required environmental studies.

Full details of the Preliminary Assessment in the form of a National Instrument 43-101 technical report will be filed on SEDAR within the next 45 days.

Qualified Persons

The Preliminary Assessment was prepared under the supervision of Neil Senior, who is Joint Managing Director of SENET and a "qualified person" (as such term is defined in National Instrument 43-101).  Mr. Senior has reviewed and approved the contents of this press release.

Sean Cremin, who is a Principal Mining Engineer at SRK and a "qualified person" (as such term is defined in National Instrument 43-101), is responsible for the mining aspects of the Preliminary Assessment (including pit optimizations).  Mr. Cremin has reviewed and approved the contents of this press release.

Daniel K. Bansah, who is a Member and Chartered Professional of The Australasian Institute of Mining and Metallurgy (Aus I.M.M.), the Company's Vice President, Exploration and a "qualified person" (as such term is defined in National Instrument 43-101), is responsible for the current Mineral Resource estimates for the Namoya project, as disclosed in this press release.  Mr. Bansah has reviewed and approved such disclosure.

Banro is a Canadian-based gold exploration and development company focused on the development of four major, wholly-owned gold projects, each with mining licenses, along the 210 kilometre-long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the DRC.  Led by a proven management team with extensive gold and African experience, the Company is constructing "Phase I" of its flagship Twangiza project.  Banro's strategy is to unlock shareholder value by increasing and developing its significant gold assets in a socially and environmentally responsible manner.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (the "SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used by the Company, such as "measured", "indicated", and "inferred" "resources", that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company's Form 40-F Registration Statement, File No. 001-32399, which may be secured from the Company, or from the SEC's website at http://www.sec.gov/edgar.shtml.

Cautionary Note Concerning Forward-Looking Statements

This press release contains forward-looking statements.  All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding estimates and/or assumptions in respect of gold production, revenue, cash flow and costs, estimated Namoya project economics, mineral resource estimates, potential mineralization, potential mineral resources, projected timing of gold production and the Company's exploration and development plans and objectives) are forward-looking statements.  These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company.  Factors that could cause actual results or events to differ materially from current expectations include, among other things: uncertainty of estimates of capital and operating costs, production estimates and estimated economic return; the possibility that actual circumstances will differ from the estimates and assumptions used in the Namoya Preliminary Assessment and mine plan disclosed in this press release; failure to establish estimated mineral resources; fluctuations in gold prices and currency exchange rates; inflation; gold recoveries for Namoya being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production); changes in equity markets; political developments in the DRC; lack of infrastructure; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; inability to attract and retain key management and personnel; changes to regulations affecting the Company's activities; uncertainties relating to the availability and costs of financing needed in the future; the uncertainties involved in interpreting drilling results and other geological data; and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual information form dated March 29, 2010 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.  Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise.  Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

Cautionary Note Concerning Resource Estimates

The mineral resource figures referred to in this press release are estimates and no assurances can be given that the indicated levels of gold will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices.  Valid estimates made at a given time may significantly change when new information becomes available.  While the Company believes that the resource estimates included in this press release are well established, by their nature resource estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable.  If such estimates are inaccurate or are reduced in the future, this could have a material adverse impact on the Company.  There is no certainty that mineral resources can be upgraded to mineral reserves through continued exploration.

Due to the uncertainty that may be attached to inferred mineral resources, it cannot be assumed that all or any part of an inferred mineral resource will be upgraded to an indicated or measured mineral resource as a result of continued exploration.  Confidence in the estimate is insufficient to allow meaningful application of the technical and economic parameters to enable an evaluation of economic viability worthy of public disclosure, except in the case of the Preliminary Assessment.  Inferred mineral resources are excluded from estimates forming the basis of a feasibility study.

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For further information, please visit our website at www.banro.com, or contact: Simon Village, Chairman, United Kingdom, Tel: +44 1959 569 237, Arnold T. Kondrat, Executive Vice-President, Toronto, Ontario, or Martin Jones, Vice-President, Corporate Development, Toronto, Ontario, Tel: (416) 366-2221 or 1-800-714-7938.